3-1-02

1-14656

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024317

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2002

QUIÑENCO, S.A.

(Exact name of registrant as specified in its charter)

QUIÑENCO, INC.

(Translation of registrant's name into English)

Quiñenco S.A.
Enrique Foster Sur, No. 20, 14th Floor
Santiago, Republic of Chile

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________.

This report consists of a press release announcing the effects of the Argentine crisis on Quiñenco's financial results for the period ended December 31, 2001.

QUIÑENCO S.A.

FOR IMMEDIATE RELEASE

For further information contact:

Cindi Freeman <u>or</u> Lucia Domville

Investor Relations
Quiñenco S.A.
(56-2) 750-7221
e-mail: cfreeman@lq.cl

Lucia Domville
Citigate Dewe Rogerson
(212) 419-4166
e-mail: lucia.domville@citigatedr-ny.com

QUIÑENCO REPORTS EFFECTS OF ARGENTINE CRISIS ON ITS FINANCIAL RESULTS AS OF DECEMBER 31, 2001

March 13, 2002 – Santiago, Chile. Quiñenco S.A. (LQ:NYSE) reported today to the Chilean Superintendency of Securities and Insurance (SVS) the effects of the Argentine crisis on its financial results as of December 31, 2001.

Quiñenco, as a holding company, is exposed to the continuing economic crisis and currency devaluation in Argentina through its 56.1%-owned subsidiary, Madeco S.A. (Madeco) and its 30.8%-owned subsidiary, Compañía Cervecerías Unidas S.A. (CCU).

In the case of Madeco, the company has reported that it expects losses in connection with its business in Argentina of Ch$17,780 million (US$27.2 million), to be included in results for the twelve months ended December 31, 2001. The loss corresponding to Quiñenco's participation in Madeco of 56.1% is approximately Ch$9,975 million (US$15.2 million).

CCU reported in its consolidated financial statements for the same period losses amounting to Ch$1,806 million (US$2.8 million) in relation to its operations in Argentina. The loss corresponding to Quiñenco's participation in CCU of 30.8% is approximately Ch$556 million (US$850 thousand).

Quiñenco, in its capacity as holding company and reporting entity for its investments in Madeco and CCU, will include the aforementioned losses in its financial statements for the period ended December 31, 2001. Owing to the severity and prolongation of the Argentine crisis, further effects on the financial results of subsidiaries with operations in that country cannot be ruled out.

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SIGNATURE

Pursuant to the requirements of the Securites Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUIÑENCO S.A.

By: ______________________________

Name: Luis Fernando Antúnez
Title: Authorized Representative

Dated: March 13, 2002